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                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-128323



                  SUPPLEMENT TO PROSPECTUS DATED AUGUST 7, 2006

                         CHINA MOBILITY SOLUTIONS, INC.

                        29,214,458 Shares of Common Stock

         On August 15, 2006, an aggregate of $3,350,000 of Senior Convertible Debentures (the "Debentures") of China Mobility Solutions, Inc. (the "Company") matured. The Company has sufficient cash on hand and intends to repay the Debentures in their entirety with accrued interest except for individual Debenture holders who have agreed to extend their maturity date.

         The Company received letters from the attorneys for two holders of an aggregate $875,000 principal amount of Debentures stating that the Company was in default under the Debentures as a result of its failure to pay principal plus interest thereon. One of such debentureholders is in the process of obtaining a default judgment against the Company for $500,000 principal amount of Debenture plus interest and expenses. The Company had paid all interest on the Debentures accrued through August 15, 2006. Interest accrued on the Debentures though maturity, at the rate of not less than 6% per annum equal to the sum of 2% per annum plus the one month LIBOR rate. From the maturity date of August 15, 2006, interest on outstanding principal amount of Debentures and unpaid accrued interest accrues at the rate of 12% per annum.

         The Company disclosed in a Current Report on Form 8-K for August 31, 2006, that it had applied to the banking authorities (State Administration of Foreign Exchange ("SAFE")) in the People's Republic of China to convert its subsidiaries' funds into U.S. dollars and repay the Debentures. The Company's operating subsidiary in China has advised the Company that its application to SAFE to withdraw the funds from China has been denied. On October 25, 2006, the Company retained the law firm of Wyatt & Wang in Beijing to assist it comply with the Beijing Rule of Liquidation of companies with foreign investment (the "Rule of Liquidation"). The Company has been advised that the Rule of Liquidation is the sole means of assuring repayment of the Debentures. The Company does not believe it will affect its subsidiaries' business operations as reorganized. The Company has begun the process to submit an application for such liquidation to the Bureau of Ministry of Commerce ("BOMOC"). The liquidation will take between 180 to 270 days. Part of the reason for the delay is the requirement of the liquidator to appoint an auditor to do the appraisal of an evaluation of the assets of the Company and to submit such appraisal to the BOMOC for its approval.

Dated: December 14, 2006